SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

RSP PERMIAN, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

74978Q105
(CUSIP Number)

December 31, 2016
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74978Q105

1	NAMES OF REPORTING PERSONS
SILVER HILL ENERGY PARTNERS HOLDINGS, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
13,470,771

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
13,470,771

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,470,771

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.5% (1)

12	TYPE OF REPORTING PERSON (See Instructions)
OO

(1) Based on 126,943,737 shares of common stock, par value $0.01 per share (“Common Stock”), of RSP Permian, Inc., a Delaware corporation (the “Issuer”), issued and outstanding as of November 1, 2016, as set forth in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2016, filed with the Securities and Exchange Commission (the “SEC”) on November 1, 2016, plus the 13,470,771 shares of Common Stock newly issued to Silver Hill Energy Partners Holdings, LLC, and plus the 1,509,591 shares of Common Stock newly issued and held in a separate escrow account.

CUSIP No. 74978Q105

1	NAMES OF REPORTING PERSONS
(A) KAYNE ANDERSON CAPITAL ADVISORS, L.P. 95-4486379 (B) RICHARD A. KAYNE

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
(A) Is a California limited partnership (B) USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
13,470,771

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
13,470,771

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,470,771(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.5% (2)

12	TYPE OF REPORTING PERSON (See Instructions)
OO

(1) Includes 13,470,771 shares of Common Stock of the Issuer owned by SHEP Holdings.  Kayne Anderson Capital Advisors, L.P. (“KACALP”) is the managing member of the general partner of Kayne Anderson Energy Fund VI LP (“KAEF VI LP”), and KAEF VI LP is a member of SHEP Holdings that holds the right to appoint five of the nine representatives to the board of managers of SHEP Holdings.  The five representatives to the board of managers of SHEP Holdings appointed by KAEF VI LP possess the majority vote of the board of managers of SHEP Holdings.  As a result, KACALP may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by SHEP Holdings.  Richard A. Kayne (“Mr. Kayne”) is the controlling shareholder of the corporate owner of Kayne Anderson Investment Management, Inc., the general partner of KACALP. Mr. Kayne is also a limited partner of KAEF VI, LP. KACALP disclaims beneficial ownership of the securities owned by SHEP Holdings in excess of its pecuniary interest therein and this statement shall not be deemed an admission that KACALP is the beneficial owner of the reported Common Stock for the purposes of Section 13(d) of the Exchange Act or any other purpose.  Mr. Kayne disclaims beneficial ownership of the shares reported, except those shares held by him or attributable to him by virtue of his limited partnership interests in KAEF VI, LP and his indirect interest in the interest of KACALP in the limited partnerships, and his ownership of common stock of the registered investment company.

(2) Based on 126,943,737 shares of Common Stock of the Issuer, issued and outstanding as of November 1, 2016, as set forth in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2016, filed with the SEC on November 1, 2016, plus the 13,470,771 shares of Common Stock newly issued to SHEP Holdings, and plus the 1,509,591 shares of Common Stock newly issued and held in a separate escrow account.

Item 1(a).  Name of Issuer:  RSP Permian, Inc., a Delaware corporation (the “Issuer”)

Item 1(b).  Address of Issuer’s Principal Executive Offices:  3141 Hood Street, Suite 500, Dallas, Texas 75219

Item 2(a).  Name of Person Filing:  This statement is jointly filed by Silver Hill Energy Partners Holdings, LLC, a Delaware limited liability company (“SHEP Holdings”), Kayne Anderson Capital Advisors, L.P., a California limited partnership (“KACALP”), and Richard A. Kayne, a United States citizen (“Mr. Kayne,” and collectively, with SHEP Holdings and KACALP, the “Reporting Persons”).

Item 2(b).  Address of Principal Business Office or, if None, Residence:  The principal business office address of SHEP Holdings is 5949 Sherry Lane, Suite 1550, Dallas, Texas 75225. The principal business office address of KACALP and and Mr. Kayne is 811 Main Street, 14th Floor, Houston, Texas 77002.

Item 2(c).  Citizenship:  SHEP Holdings is organized under the laws of the State of Delaware.  KACAP is organized under the laws of the State of California.  Mr. Kayne is a United States citizen.

Item 2(d).  Title of Class of Securities:  Common Stock, par value $0.01 per share, of the Issuer.

Item 2(e).  CUSIP Number:  74978Q105

Item 3.	If this statement is filed pursuant to § 240.13d-1(b), or § 240.13d-2(b) or (c), check whether the person filing is a:

(a)  ☐    Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)  ☐    Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)  ☐    Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)  ☐    Investment company registered under section 8 of the Investment Company Act of  1940 (15 U.S.C. 80a-8).

(e)  ☐    An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)   ☐    An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)  ☐    A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)  ☐    A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)   ☐    A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)   ☐    A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)  ☐    Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

The information regarding ownership set forth in Items 5-9 and 11 of each cover page is hereby incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:      February 6, 2017

Silver Hill Energy Partners Holdings, LLC

By:	/s/ Kyle D. Miller
Name:	Kyle D. Miller
Title:	President and Chief Executive Officer

Kayne Anderson Capital Advisors, L.P.

By:	Kayne Anderson Investment Management, Inc.

By:	/s/ Michael O’ Neil
Name:	Michael O’Neil
Title:	Chief Compliance Officer

/s/ Richard A. Kayne
Richard A. Kayne

EXHIBIT INDEX

Exhibit No.	Description

1.1	Joint Filing Agreement dated December 8, 2016.